

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Alexandre Scherer
Chief Executive Officer, Watford Insurance Company
Watford Holdings Ltd.
Waterloo House, 1st Floor
100 Pitts Bay Road, Pembroke HM 08
Bermuda

> **Re: Watford Holdings Ltd.**
> **Registration Statement on Form 10-12B**
> **Filed January 29, 2019**
> **File No. 001-38788**

Dear Mr. Scherer:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B filed January 29, 2019

Item 5. Directors and Executive Officers
Item 6. Executive Compensation, page 197

1. Please update the compensation disclosure for directors and executive officers for December 31, 2018, which is the last completed fiscal year. Refer to Item 402 of Regulation S-K.

General

2. Further to our earlier discussions, it appears that your efforts to date to generate interest in a new security for listing on Nasdaq stock market, including your press release issued on January 29, 2019, as well as the other activities in connection with the proposed listing, are indicative of a distribution of securities. Accordingly, we believe you are required to register the offer of the securities under the Securities Act. Please file a registration statement on Form S-1.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Healthcare & Insurance

cc: Gary Boss, Esq.